TransAlta to speak at the CIBC World Markets Whistler Institutional Investor Conference

CALGARY, Alberta (Feb. 18, 2009) – Brian Burden, TransAlta Corporation’s (TSX:TA;NYSE:TAC), Executive Vice President and Chief Financial Officer, will speak at the CIBC World Markets Whistler Institutional Investor Conference in Whistler British Columbia on Feb. 19, 2009 at approximately 9:00 a.m. MST.

An audio cast of the presentation will be available on the TransAlta website www.transalta.com under the webcast section.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com